AIGO HOLDING LIMITED

4th floor, Building No. 26, Ju Yuan Zhou Garden

Jinshan Industrial Zone, 618 Jinshan Avenue, Jianxin Town

Fuzhou City, Fujian Province, China 350028

Via Edgar

September 30, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abe Friedman, Theresa Brillant, Rebekah Reed and Dietrich King

Re: Aigo Holding Limited

Draft Registration Statement on Form F-1

Submitted June 28, 2024

CIK No. 0002025255

Dear Mr. Friedman, Ms. Brillant, Ms. Reed and Mr. King:

On behalf of our client, Aigo Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 26, 2024 on the Company’s amended Draft Registration Statement on Form F-1 previously submitted on September 20, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statements to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition, the Company respectfully submits to the Staff that it is currently in the process of preparing its interim consolidated financial statement of 2024, which will be included in the next revised draft registration statement.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 20, 2024

Cover Page

1.	We note your response to prior comment 1. Please further revise so that the sentence beginning "To the extent..." refers to both (i) cash held in subsidiaries in mainland China or Hong Kong and (ii) cash in mainland China or Hong Kong. For clarity, your disclosure should communicate that, to the extent cash in the business is in mainland China/Hong Kong or a mainland China/Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Make conforming revisions where this disclosure appears elsewhere in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 6, 10 and 35 of the Revised Draft Registration Statement accordingly.

Prospectus Summary

Risks related to our Company

Risks related to our legal and regulatory environment, page 5

2.	We note your response to prior comment 4 and reissue in part. Revise your disclosure regarding risks and uncertainties from the legal system in China to state clearly that rules and regulations in China can change quickly with little advance notice. In this regard, we note that your disclosure that, "...rules and regulations in China are subject to changes by the relevant authorities...we might have limited time to ensure timely compliance upon the enactment of such revisions," does not adequately articulate this risk.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 30 of the Revised Draft Registration Statement accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at +852 6386 1503 or via e-mail at wangyu@hankunlaw.com.

Very truly yours,

/s/ Yu Wang
Yu Wang

cc:	Mr. Fufei Lin, Chief Executive Officer
Mr. Jiayang Zhong Chief Financial Officer
Aigo Holding Limited

Mr. Yue (Mark) Li, Esq.
Mr. Xiaochun (Jonathan) Jiang, Esq.
MagStone Law, LLP

Mr. Xuecheng Wang, Partner
Wei, Wei & Co., LLP